40-33

811-6463
Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

05064667

August 9, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-080905SEC.doc
080905 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Defendants' Joint Motion to Dismiss and Memorandum of Law** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated,	:	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	:	Judge Keith P. Ellison
vs.	:	
A I M MANAGEMENT GROUP, INC., et al.,	:	
Defendants.	:	

DEFENDANTS' JOINT MOTION TO DISMISS AND MEMORANDUM OF LAW

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

\- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page

Cases

Statutes and Other Authorities

LATE BREAKING NEWS: A Road-Map for this Court

On July 29, Judge John G. Koeltl, of the Southern District of New York, in an exhaustive 48-page Opinion and Order, dismissed, with prejudice, a Complaint which was the mirror image of the Complaint at bar, instituted by the same Plaintiffs' Law Firm, Messrs. Milberg Weiss. See In re Eaton Vance Mutual Funds Fee Litig., 2005 U.S. Dist. LEXIS 15731 (S.D.N.Y. August 1, 2005).

In brief, Judge Koeltl held that there is no implied private right of action under §§ 34(b), 36(a) or 48(a) of the Investment Company Act (Counts I, II and IV of Boyce).

Further, Judge Koeltl held that the common law claims (Counts VI through IX of Boyce) are all derivative in nature, could not be brought as individual/class claims and had to be dismissed for failure to comply with the demand rule. In addition, Judge Koeltl held that the common law claims were preempted by SLUSA.

Judge Koeltl then held that the § 36(b) claim (Count III of Boyce) was legally insufficient for several reasons, including: (a) the failure to plead facts which, if proved, would show disproportionality of the fees paid to defendants for services rendered by defendants and (b) the failure to sue the "recipient" of the fees, as is required by § 36(b)(3).

Judge Koeltl then held that the one claim which had been brought as a derivative claim, § 215 of the Investment Advisors Act (Count V of Boyce), could not withstand the Motion to Dismiss because no demand had been made and demand was not excused as futile under the relevant state law.

Finally, Judge Koeltl denied leave to amend, holding that Plaintiffs' Motion to Amend had to be denied as futile.

Judge Koeltl's Opinion, particularly Sections III-V, provides an excellent road-map for this Court in dealing with the Motion to Dismiss these cases (Boyce). There simply are no material differences between Eaton Vance and this case. We respectfully submit that this Court should — indeed, must, for the reasons stated by Judge Koeltl detailed below — reach the same result and dismiss the Complaint in this case (*i.e.* these cases) with prejudice.

THE ALLEGATIONS OF THE COMPLAINT

The following allegations of the Complaint are pertinent on this motion:

The Parties

Plaintiffs allege that they are currently shareholders of eight mutual funds in the AIM mutual fund complex (Cplt. ¶¶ 18, 19, 22, 23, 29, 38, 39 and 40).[1] Notwithstanding this limited holding, they purport to sue on behalf of the many thousands of shareholders of 94 AIM Funds (Appendix A to Cplt.).

Defendants are the investment advisers, the distributors, and the individual trustees of the AIM Funds (Cplt. ¶¶ 44 through 61).

The Claims

Plaintiffs complain that defendants allegedly paid excessive fees and made other improper payments out of assets of the AIM Funds to brokers, in order to induce them to aggressively push the AIM Funds over other mutual funds, a practice referred to by plaintiffs as "shelf space arrangements" (Cplt. ¶¶ 70 et seq.).[2] The fund assets which plaintiffs contend were

---

[1] Those funds are: AIM Basic Value Fund, AIM European Growth Fund, AIM Group [sic] Value Fund, AIM Weingarten Fund, AIM VI Capital Appreciation Fund, AIM Capital Development Fund, INVESCO Technology Fund [now AIM Technology Fund], and INVESCO Leisure Fund [now AIM Leisure Fund] (Cplt. ¶¶ 18, 19, 22, 23, 29, 38, 39 and 40).

[2] These are the same allegations that were made in Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at **9-10. For example, in summarizing the claims, the Court there explained at *9:

> The plaintiffs allege that the defendants used improper means to acquire "shelf-space" at brokerage firms. The plaintiffs allege that Eaton Vance used the assets of its mutual fund investors to pay excessive commissions to brokers to induce the brokers to market aggressively Eaton Vance mutual funds to new investors.

improperly utilized were brokerage commissions on securities transactions in the funds' portfolios (referred to as "directed brokerage"),[3] and distribution fees paid pursuant to SEC Rule 12b-1 for selling shares of the funds and servicing the accounts of the investors.

Plaintiffs contend that these practices violate several provisions of the Investment Company Act ("the ICA"), the Investment Advisers Act (the "IAA") and state law. Specifically, plaintiffs have asserted claims under ICA §§ 34(b), 36(a), 36(b) and 48(a), under IAA §§ 206 and 215, as well as for breaches of alleged duties under state law.[4]

Plaintiffs contend that their claims under ICA §§ 34(b), 36(a) and 48(a) and state law are individual claims which, by extension, they can assert on behalf of a putative class. As shown below, however, those claims are derivative claims, not individual claims and, accordingly, they cannot be asserted as class claims.

POINT I -- Counts I, II and IV Must Be Dismissed Because There Is No Implied Private Right Of Action Under ICA §§ 34(b), 36(a) or 48(a) of the Investment Company Act

In asserting claims under §§ 36(a), 34(b) and 48(a) of the ICA, plaintiffs attempt to plead implied private rights of action where none exist.

A. The Supreme Court test of an implied private right of action

In the past five years, the Supreme Court has radically altered the test for an implied private right of action. Thus, in the landmark case of Alexander v. Sandoval, 532 U.S. 275, 286-88 (2001), the Supreme Court held that no private right of action for damages may be implied unless there is clear and unambiguous evidence in the text and structure of the statute of

[3] Plaintiffs also purport to complain about so-called "revenue-sharing arrangements" (see, e.g. Cplt. ¶ 77). These, however, involve payments by investment advisers, themselves, out of their own funds, not payments by the mutual funds. The SEC has expressly recognized that revenue sharing arrangements are permissible and legal. See, e.g. SEC Release No. IC-26356, 2004 SEC LEXIS 418 at *7 (Feb. 24, 2004).

[4] The same alleged violations were charged in Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *16-21.

Congress' intent to create a private right and remedy. A private right of action is intended (and therefore will be implied) only if the text of the statute says that a specifically identified person or group of persons is both to be benefited and also to have a right and remedy under the statute, as opposed to the text merely prohibiting conduct or directing governmental action to redress conduct. 536 U.S. at 284. In the absence of language creating a right and remedy for private persons, there is no private right of action. Id.; Gonzaga University v. Doe, 536 U.S. 273, 283-86 (2002).

Where (as here) the language of the statute is clear (in that it does not contain the requisite "rights-creating language") the text itself is dispositive as to whether there is a private right of action, and the Court's inquiry should end. Sandoval, 532 U.S. at 286-87, 288 n.7 (the inquiry on the existence of an implied private right of action "begins with the text and structure of the statute ... and ends once it has become clear that Congress did not provide a cause of action").

For the most recent Supreme Court authority, see Exxon Mobil Corp. v. Allapattah Services, Inc., ____ U.S. ____, 162 L. Ed. 2d 502, 526 (2005).

As a result of Sandoval, Gonzaga and Exxon Mobil, the framework for determining if there is a private right of action to be implied is no longer Cort v. Ash, 422 U.S. 66 (1975). Earlier decisions upholding claims under that type of analysis are no longer good law. Bonano v. East Caribbean Airline, 363 F.3d 81, 86 (1st Cir. 2004) ("because the Supreme Court's decision in Sandoval changed the legal landscape, we regard that pre-Sandoval decision as lacking continued vitality"); Love v. Delta Air Lines, 310 F.3d 1347, 1359 (11th Cir. 2002) (pre-Sandoval opinions based on the Cort factors are not reliable authorities since they do not "focus[ ] exclusively on whether Congress intended to create such a right to sue"). In the words of the Supreme Court, the method of analyzing whether there is an implied right of action in those cases is an artifact of an "*ancien regime*". Sandoval, 532 U.S. at 287; Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *29-30 (distinguishing earlier cases implying private rights of action in view of the Supreme Court's recent change in the test); Olmsted v. Pruco Life Ins. of N.J., 283 F.3d 429, 434 (2d Cir. 2002) (noting that, "when these cases were decided, the courts had more latitude to weigh statutory policy and other considerations than they do now").

B. Section 34(b)

The Courts which have addressed the issue of whether there is a private right of action to be implied under § 34(b) after Sandoval and Gonzaga have uniformly concluded (consistent with those cases) that there is no such right since §34(b) does not contain "rights-creating" language. As the Court explained in Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *26-27:

> The absence of rights-creating language, the existence of an alternative method of enforcement [through the SEC], and the existence of an explicit private right of action for another provision of the statute [i.e.§ 36(b)] creates the strong presumption that Congress did not intend to create private rights of action under §§ 34(b), 36(a) or 48(a).

In re Merrill Lynch & Co. Research Reports Sec. Litig., 272 F.Supp.2d 243, 257-58 (S.D.N.Y. 2003) (the "absence of rights-creating language thus strengthens the presumption that Congress did not intend to imply a private right of action under" § 34(b) since the Supreme Court has "unambiguously retreated from [its] previous willingness to imply a cause of action where Congress has not provided one"); In re Van Wagoner Funds, Inc. Sec. Lit., 2004 U.S. Dist. LEXIS 24868 at *38-40 (N.D. Cal. July 27, 2004); White v. Heartland High Yield Municipal

Bond Fund, 237 F.Supp.2d 982, 987 (E.D. Wis. 2002); Dorchester Investors v. Peak Int'l Ltd., 134 F.Supp.2d 569, 581 (S.D.N.Y. 2001).[5]

Further, as those courts have noted, the existence of an express private right of action under § 36(b) supports the conclusion that Congress did not intend to create a private right of action under § 34(b) where there is no such express private right of action. Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *24-25; In re Merrill Lynch, 272 F. Supp. 2d at 256-57; White, 237 F. Supp. 2d at 987; Olmsted, 283 F.3d at 433-34 ("the express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others"); Mutchka v. Harris, 2005 U.S. Dist. LEXIS 11388 at *13-14 (C.D.Cal. June 8, 2005).

C. Section 36(a)

Virtually every court addressing § 36(a) after Sandoval and Gonzaga has held that there is no private right of action to be implied under that section. See e.g. Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *30. Accord Dull v. Arch, 2005 U.S. Dist. LEXIS 14988 at *7-8 (N.D.Ill. July 27, 2005); Mutchka, 2005 U.S. Dist. LEXIS 11388 at *13-14; Chamberlain v. Aberdeen Asset Mgmt., 2005 WL 195520 at *2-4 (E.D.N.Y. Jan. 21, 2005) (vacated pursuant to settlement).

The text of § 36(a) contains no benefit or rights-creating language entitling shareholders to bring an action under that section. Rather, § 36(a) authorizes only governmental action by the SEC, stating that "the Commission is authorized to bring an action...." (emphasis supplied). As the Court in Mutchka, 2005 U.S. Dist. LEXIS 11388 at *13-14 held, the language of § 36(a) is not "rights-creating" for shareholders of mutual funds; instead of conferring a right of recovery based on a violation of the statute, §36(a) merely authorizes a regulatory agency (*i.e.* the SEC) to

[5] Those courts have also rejected and criticized a pre-Sandoval opinion, In re Nuveen Fund Litig., 1996 U.S. Dist. LEXIS 8071, at *25 (N.D. Ill. June 11, 1996), which found an implied right of action under § 34(b). See White, 237 F.Supp.2d at 986; Dorchester Investors, 134 F.Supp. 2d at 581.

bring enforcement actions against the persons regulated. Accord Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *24.[6]

Since §36(a) provides for enforcement by the SEC, not private parties, of that subsection, the statute itself shows that a private right of action is not intended. Sandoval, 532 U.S. at 290 ("the express provision of one method of enforcing a substantive rule suggests that Congress intended to preclude others"); Olmsted, 283 F.3d at 435; Eaton Vance, U.S. Dist. LEXIS 15731 at *24-25; In re Mastercard Int'l, Inc., 2003 U.S. Dist. LEXIS 13534 at *12-13 (E.D.La. July 30, 2005); TWU Local 555 v. Southwest Airlines Co., 2002 U.S. Dist. LEXIS 18619 at *6-9 (N.D.Tex. Oct. 1, 2002).

The structure of the ICA also supports the conclusion that there is no private right of action under §36(a). See Burks v. Lasker, 441 U.S. 471, 472 (1979):

> [F]ederal law in this area is largely regulatory and prohibitory in nature ... the [ICA] functions primarily to "impos[e] controls and restrictions on the internal management of investment companies" (citation omitted) (emphasis in original and supplied).

Although some pre-Sandoval opinions allowed private actions under §36(a), they are no longer good law. Eaton Vance, U.S. Dist. LEXIS 15731 at *29. As Judge Koeltl recognized, those decisions did not apply the Sandoval/Gonzaga test (*i.e.* the requirement for "rights-creating" language). Id. Rather, those decisions are premised on other factors that are no longer proper bases for an implied right of action.

---

[6] Section 36(a)'s sole mention of "investors" authorizes the Court only to give "due regard to the protection of investors" in formulating relief in SEC actions. Such language does not create an implied right of action. Gonzaga, 536 U.S. at 283-84 ("it is rights, not the broader or vaguer 'benefits' or 'interests' that may be enforced. . . ."); Massachusetts v. Mylan Labs, Inc., 357 F.Supp.2d 314, 325-26 (D.Mass. 2005) (same); Northern Nat. Gas Co. v. Munns, 254 F.Supp.2d 1103, 1118 (S.D. Iowa 2003), aff'd, 377 F.3d 817 (8th Cir. 2004) ("the question is not simply who would benefit from a federal statute, but whether Congress intended to confer federal rights upon those beneficiaries").

D. Section 48(a)

For the same reasons as discussed above as to §§ 34(b) and 36(a), there is also no private right of action to be implied under § 48(a). Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *26-27.

POINT II --
Counts I, II and IV-IX Must Be Dismissed Because The Claims Are Derivative and Plaintiffs Have Failed To Satisfy The Demand Rule

A. The derivative nature of the claims

Plaintiffs' claims (if legally cognizable) are all derivative claims, not individual claims. This is so because the allegations of wrongdoing in the Complaint assert claims for alleged injury to the AIM Funds and seek recovery for the AIM Funds of moneys paid by the AIM Funds.

A claim asserting the misuse of a fund's assets is a claim of the fund itself. A shareholder has no direct or individual claim for a harm done to the corporation, such as for recovery of moneys improperly taken out of the corporation. The shareholder can assert such a claim only as a derivative claim. He has no right to compel a return to him personally of such moneys, and has no individual claims for such wrongdoing. Tooley v. Donaldson, Lufkin & Jenrette, Inc., 845 A.2d 1031 (Del. 2004); Smith v. Waste Management Inc., 407 F.3d 381, 384 (5th Cir. 2005).[7]

In Tooley the Delaware Supreme Court adopted the following test for determining whether a claim is direct or derivative (at 1035):

> The analysis must be based solely on the following questions: Who suffered the alleged harm—the corporation or the suing stockholder

[7] The law of the Funds' state of incorporation determines whether a claim is direct or derivative. Kamen v. Kemper Financial Services, 500 U.S. 90, 97-99 (1991). The Funds in this case are all Delaware funds.

> individually—and who would receive the benefit of the recovery or other remedy.

It explained that test as follows (at 1039):

> The proper analysis has been and should remain that ... a court should look to the nature of the wrong and to whom the relief should go. The stockholder's claimed direct injury must be independent of any alleged injury to the corporation. The stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation.

Accord In re J.P. Morgan Chase & Co. Shareholder Litig., 2005 Del. Ch. LEXIS 51 at *20-24 (Del.Ch. April 29, 2005).

The Complaint itself makes clear that any injury which allegedly resulted from the alleged wrongdoing was suffered directly by the mutual funds involved since the challenged payments were made with fund assets. The contested commissions, fees, etc. were paid by the Funds out of the Funds' assets; therefore, any right to obtain a recovery of such moneys belongs to the Funds. Any alleged injury to the shareholders of the Funds was suffered only derivatively or indirectly. Other documents filed with the SEC and referred to in the Complaint further show that this is the case.

1. ***as to distribution fees*** — Pursuant to shareholder-approved plans and agreements adopted under SEC Rule 12b-1, funds pay fees for the distribution and sale of fund shares (i.e. 12b-1 fees). As the SEC itself has explained, "Rule 12b-l permits funds to use their assets to pay distribution-related costs" and "12b-1 fees are fees paid out of fund assets..." (emphasis supplied). SEC Release No. IC-26356, 2004 SEC LEXIS 418 at *7 (Feb. 24, 2004); SEC Release No. IC-26591, 2004 SEC LEXIS 2027 at *29 and 5 (Sept. 2, 2004).

The Statement of Additional Information ("SAI") for the AIM Funds states that the 12b-1 fees are paid from Fund assets. Thus, the SAI states (see Addendum A hereto):

> The Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act . . . (collectively the "Plans"). Each Fund, pursuant to the Plans, pays AIM Distributors compensation at the annual rate, shown immediately below, of the Fund's average daily net assets of the applicable class. (emphasis supplied)

The AIM Funds' prospectuses also so state (see Addendum B hereto):

> Each AIM Fund . . . has adopted 12b-1 plans that allow the AIM Fund to pay distribution fees to A I M Distributors, Inc. (the distributor) for the sale and distribution of its shares and fees for services provided to shareholders, all or a substantial portion of which are paid to the dealer of record. Because the AIM Fund pays these fees out of its assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. [emphasis supplied]

Charts in the AIM Fund prospectuses also state that the "distribution and/or Service (12b-1) Fees" are paid "from fund assets." (See Addendum B hereto) (emphasis supplied).

2. ***as to brokerage commissions*** — The SAI for the AIM Funds states that the payments to brokers for executing transactions for the Funds' portfolios are made by the Funds (see Addendum A hereto)[8]:

> Brokerage commissions paid by each of the Funds during the last three fiscal years ended October 31 are found in Appendix G. (emphasis supplied)

and (Addendum A hereto, App. G):

> Brokerage commissions [footnote omitted] paid by each of the Funds listed below during the last three fiscal years ended October 31, were as follows:

and (see Addendum A hereto):

> Directed brokerage (research services) paid by each of the Funds during the last fiscal year ended October 31, 2001 are found in Appendix H.... (emphasis supplied)

[8] The SEC has likewise stated in several 2004 Releases, "[f]und brokerage is an asset of the fund" and "[b]rokerage commissions are assets of the fund." 2004 SEC LEXIS 418 at *12 and n.17; 2004 SEC LEXIS 2027, at *5 and n.8.

and (See Addendum A, App. H):

> During the last fiscal year ended October 31, 2001, each Fund allocated the following amount of transactions to broker-dealers that provided AIM with certain research, statistics and other information.... (emphasis supplied)

In short, the commissions and fees at issue in this action were paid by the funds, not by any individual shareholder of the funds.[9]

The fact that plaintiffs' claims speak of alleged non-disclosures and misstatements about the misuse of Fund assets does not alter the fact that plaintiffs' claims are derivative. Thus, in Smith, 407 F.3d at 384-85, the Fifth Circuit (applying Delaware law) rejected the contention (as made here, see, e.g., Cplt. ¶ 125) that the plaintiff's claims should be deemed individual rather than derivative because the defendants had made misrepresentations and omitted to disclose their alleged wrongdoing to shareholders/investors. As the Fifth Circuit explained, such claims, although worded in terms of fraud, are derivative because (407 F.3d at 384-85):

> Applying the principles set forth in Tooley to the present case, it is clear that Smith's claims are derivative, not direct. The misrepresentations that allegedly caused Smith's losses injured not just Smith but the corporation as a whole.

The Fifth Circuit further explained applicable Delaware law (id.):

> [W]hen a corporation, through its officers, misstates its financial condition, thereby causing a decline in the company's share price when the truth is revealed, the corporation itself has been injured. Here, the harm that befell Smith -- the drop in share price caused by the untimely disclosure of unfavorable financial data -- was a harm that befell all of Waste Management's stockholders equally. Stated differently, the misconduct alleged by Smith did not injure Smith or any other shareholders directly, but instead only injured them indirectly as a result of their ownership of Waste Management shares. As such, Smith cannot prove his injury without also simultaneously proving an injury to the corporation. Accordingly, in light of Tooley, we find that Smith's claims are derivative under

[9] To the extent that the Complaint seeks recovery of advisory fees, the SAI and the Prospectus show that they, too, were paid by the funds, a proposition not in dispute.

> Delaware law. See Tooley, 845 A.2d at 1033, 1035, 1039. (emphasis supplied)

Plaintiffs acknowledge that their claim under IAA § 206 is derivative. We agree.

B. The demand rule.

Plaintiffs admittedly did not make a pre-litigation demand on the board of trustees of any of the funds, as required by Rule 23.1, Fed. R. Civ. P. and the relevant state law (Delaware).

The failure to make such a demand requires dismissal of all the claims, except the claim under § 36(b), as to which demand is not required. Kamen v. Kemper Financial Services, 500 U.S. 90, 95-96 (1991) (it is a "'precondition for the suit' that the shareholder demonstrate that the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions"); Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *32-38.[10]

A demand in a derivative action is necessary because the authority of the board of directors to manage the affairs of the corporation includes the authority to decide whether to "bring a law suit or refrain from litigating a claim on behalf of a corporation." Spiegel v. Buntrock, 571 A.2d 767, 773 (Del. 1990); see also Daily Income Fund v. Fox, 464 U.S. 523, 530 (1984) ("the decision to initiate litigation ... should be made by the board of directors"). Indeed, the "directors are entitled to a presumption that they were faithful to their fiduciary duties." Beam ex rel. Martha Stewart Living Omnimedia, Inc. v. Stewart, 845 A.2d 1040, 1048, 1050 (Del. 2004).[11] The only circumstance in which a failure to make a demand is excused is where the plaintiff shows that a demand would have been futile because the directors were disabled

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[10] Rule 23.1 requires that the plaintiff's complaint "allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors . . . and the reasons for the plaintiff's failure to obtain the action or for not making the effort."

[11] Delaware law controls as to the substantive demand requirements since the AIM Funds were organized under Delaware law. Kamen v. Kemper Financial Services, Inc., 500 U.S. at 96-101. But, Rule 23.1, Fed.R. Civ. P., controls the pleading aspect of this issue. In re Kaufman Mutual Fund Actions, 479 F.2d 257, 263 (1st Cir.), cert. den., 414 U.S. 857 (1973). See also Beneville v. York, 769 A.2d 80, 82 (Del.Ch. 2000).

from deciding whether such an action should proceed on behalf of the corporation. Aronson v. Lewis, 473 A.2d 805, 817 (Del. 1984).

To establish that a demand would be futile, a shareholder must show "with particularity" reasons sufficient under Delaware law why the directors could not make an informed and unbiased decision as to whether such a claim should be asserted for the corporation. To show futility, a plaintiff must show that directors were not disinterested and were dominated by the alleged wrongdoers.

Plaintiffs have failed to provide any such particulars here, and that failure requires dismissal of their claims. In re UJB Fin. Corp. Shareholder Litig., 1991 U.S. Dist. LEXIS 20710, at *19-20 (D.N.J. January 22, 1991), aff'd in part and rev'd in part o.g., 964 F.2d 272 (3d Cir.), cert. den., 506 U.S. 934 (1992) (Rule 23.1 requires pleading of "particularized facts to back up the assertions"); Gear v. Cox, 242 F.Supp.2d 1009, 1019 (D.Kan. 2003); Grossman v. Johnson, 89 F.R.D. 656, 659 (D.Mass. 1981), aff'd, 674 F.2d 115 (1st Cir.), cert. den., 459 U.S. 838 (1982); Atkins v. Tony Lama Co., Inc., 624 F. Supp. 250, 255 (S.D.Ind. 1985) (conclusory allegations of "futility" insufficient); Kaufman v. Safeguard Scientifics, Inc., 587 F.Supp. 486, 489 (E.D.Pa. 1984) (Rule 23.1 requires "meticulous specification" of the facts surrounding a plaintiff's failure to make a demand).

Under Delaware law, "[a]n independent trustee as defined [by the Delaware Statutory Trusts Act, 12 Del. C. § 3801(h)] shall be deemed to be independent and disinterested for all purposes. For purposes of this definition, the terms 'affiliated person' and 'interested person' have the meanings set forth in the 1940 Act [i.e. the ICA] or any rule adopted thereunder". Thus, a trustee of a mutual fund is independent and "disinterested" unless he falls within the definition of "interested person" in ICA § 2(a)(19), 15 U.S.C. § 80a—2(a)(19). The non-management trustees (*i.e.* all but Messrs. Graham and Williams) do not fall within any of the categories of that definition. See, e.g., Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *48; and In re ING Principal Prot. Funds Deriv. Litig., 369 F.Supp.2d 163, 171 (D.Mass. 2005) (holding, under a statute virtually identical to the Delaware statute, that the kind of allegations made by plaintiffs at bar did not render the trustees "interested" so as to excuse the plaintiff from having to make a demand).

Conclusory allegations that trustees permitted, disregarded or even participated in the challenged transactions (such as those in Cplt., ¶¶ 115(b)-(d)) do not make a mutual fund trustee an "interested person" since such allegations do not necessarily show that the trustee was dominated by the investment advisor. Migdal v. Price-Fleming International, Inc., 248 F.3d 321, 329-31 (4th Cir. 2001); Verkouteren v. Blackrock Fin. Mgmt., 37 F.Supp.2d 256, 258-61 (S.D.N.Y. 1999), aff'd, 208 F.3d 204 (2d Cir. 2000); Krantz v. Fidelity Mgt. & Research Co., 98 F.Supp.2d 150, 156-57 (D.Mass. 2000) (directors' alleged permission of challenged "soft-dollar" payments did not make directors "interested persons' under the ICA); In re UJB Fin., 1991 U.S. Dist. LEXIS 20710, at 19-20. See also Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *50 ("the threat of personal liability for approving a transaction and the possibility of being sued individually is insufficient to demonstrate that a board is interested for purposes of excusing the demand requirement").[12]

The trustees' appointment by the Funds' adviser (Cplt., ¶ 115(a)) also does not make them "interested persons", and thus does not obviate the requirement of demand. Verkouteren,

[12] Delaware common law likewise requires compliance with the demand rule. See, e.g. Spector v. Sidhu, 2004 U.S. Dist. LEXIS 876 at *9-15 (N.D.Tex. Jan. 26, 2004) (demand required even though plaintiffs alleged that directors had approved the allegedly false financial reports and had received credible evidence about the alleged wrongdoing in violation of GAAP accounting rules at issue in the litigation); In re Baxter Int'l, Inc. Shareholders Litig., 654 A.2d 1268, 1270 (Del.Ch. 1995); Mieuli v. DeBartolo, 2001 WL 777447 at *12 (N.D.Cal. Jan. 16, 2001) ("conclusory allegations of ... bad faith on the part of directors [are] insufficient to satisfy the futility requirement").

37 F.Supp.2d at 260 (that "merely states a fact common to all funds which has not been deemed problematic by the bodies regulating the industry"). Accord Aronson, 473 A.2d at 816 (same under Delaware law); Andreae v. Andreae, 1992 Del. Ch. LEXIS 44 at *13 (Del. Ch. Mar. 3, revised Mar. 5, 1992) (noting that Delaware courts have "consistently rejected" the argument that a director lacks independence from the person who nominated or appointed him as a director). See also Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *49-50 ("the fact that a defendant appointed a board member is insufficient to establish that the board member is interested, even if the position provides the board member with compensation").

The fact that the trustees received compensation, even substantial compensation, for their service on the funds' boards (see Cplt. ¶ 115(a) and (f)) also does not obviate the requirement of demand since the defendants do not have "the power to set the compensation of a majority of the directors." Verkouteren, 37 F. Supp.2d at 259. Accord Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *49-50. In any event, the receipt of substantial compensation for directorial services in a mutual fund complex does not make a trustee an "interested person" under the ICA. Krantz v. Prudential Investments Fund Mgmt., 305 F.3d 140, 143-44 (3d Cir. 2002), cert. den., 537 U.S. 1113 (2003); Migdal, 248 F.3d at 329-30 (same); Verkouteren, 37 F.Supp.2d at 259; Krantz, 98 F.Supp.2d at 157 (rejecting contention that overlapping service on 237 boards with compensation up to $273,500 rendered directors "interested"). Accord Decker v. Clausen, 1989 WL 133617 (Del.Ch. Nov. 6, 1989); In re Walt Disney Co. Derivative Litig., 731 A.2d 342, 356 (Del. Ch. 1998), aff'd, Brehm v. Eisner, 746 A.2d (Del. 2000) (finding executive was independent because, among other things, his compensation was set by the board); Goodwin v. Live Entertainment, Inc., 1999 Del. Ch. LEXIS 5 at *73-74 (Del. Ch. Jan. 22, 1999), aff'd, 741 A.2d

16 (Del. 1999) (officer/directors' long-term employment contracts are "evidence of economic security that undercuts mere rhetoric about their impending motives.").

The supposed fear on the part of trustees that they will lose their posts as trustees but for their complicity with the alleged wrongdoing (Cplt. ¶ 115(e) and (g)) also does not make them interested persons, and thus does not obviate the requirement of demand. Verkouteren, 37 F.Supp.2d at 259-60; In re UJB, 1991 U.S. Dist. LEXIS 20710 at *19-20. Accord Grobow v. Perot, 526 A.2d 914, 922-23 (Del.Ch. 1987), aff'd, 539 A.2d 180 (Del. 1988); see also Green v. Phillips, 1996 Del. Ch. LEXIS 76 (Del.Ch. June 19, 1996) (demand not excused where plaintiff failed to allege facts showing directors' sole or primary motivation was perpetuation of control). See also Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *50-52.

POINT III --
Count III Must Be Dismissed for Failure to
State a Legally Cognizable Claim under § 36(b)

As explained in Krantz v. Prudential Inv. Fund Mgmt., LLC, 77 F.Supp.2d 559, 562 (D.N.J. 1999), aff'd, 305 F.3d 140 (3d Cir. 2002), cert. den., 537 U.S. 1113 (2003):

> Claims brought under the ICA are particularly appropriate for dismissal for failure to state a claim under Rule 12(b)(6). As one court recently observed: "[T]he law in this area imposes a large number of threshold determinations before litigation on the merits of a case may commence. The common law and the ICA explicitly and implicitly regulate who may bring a claim and upon what grounds." [citation omitted] (emphasis supplied).[13]

Here, plaintiffs' § 36(b) claim (Count III) is legally insufficient in several respects and should be dismissed for several reasons.

A. The Complaint fails to plead the requisite facts to state a claim under Section 36(b).

Count III fails to satisfy the sharply-focused requirements for a § 36(b) action.

[13] Moreover, since any effort to further amend the Complaint would be futile, the dismissal should be with prejudice. Krantz, 305 F.3d at 144-45.

To state a claim under § 36(b), a complaint must allege facts which, if proved, would show that the fees charged to a particular fund are disproportionate to the services rendered to that fund, and are in fact "so disproportionately large that they bear no reasonable relationship to the services rendered." Migdal, 248 F.3d at 327:

> To survive a motion to dismiss, a complaint may not simply allege in a conclusory manner that advisory fees are "excessive." Instead, a plaintiff must allege facts that, if true, would support a claim that the fees at issue are excessive. As the district court correctly recognized, in order to determine whether a fee is excessive for purposes of Section 36(b), a court must examine the relationship between the fees charged and the services rendered by the investment adviser. ... Plaintiffs have failed to allege any facts pertinent to this relationship between fees and services. Specifically, while plaintiffs have challenged the fees that defendants charged, they have failed to allege sufficient facts about the services that defendants offered in return for those fees. For example, plaintiffs' comparison between the two underlying funds and three other mutual funds is not particularly meaningful precisely because it does not address the particular services offered by the defendants in this case. (emphasis supplied).

Accord Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *38-46; Krantz, 305 F.3d at 143.

As the Court explained in Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *42-43, allegations, such as those made here, that the distribution fees, soft dollar payments and commissions to brokers were allegedly made for improper purposes do not state a claim under § 36(b). Such allegations "address[ ] only the negotiation and enforcement of payment arrangements", but do not show that the fees paid by the funds to their investment advisers or distributors were "'so disproportionately large' that they bore 'no reasonable relationship to the services rendered and could not have been the product of arm's length bargaining." Accord Dull, 2005 U.S. Dist. LEXIS 14988 at *10 (dismissing claim for breach of fiduciary duty under § 36(b) since "Section 36(b) actions pertain to compensation for services....").

Here, plaintiffs have not addressed the relationship between the fees paid by any particular fund to its adviser and distributor and the services they provided in return to that particular fund. For example, Boyce, the first-identified plaintiff in this action, alleges that he owned shares in AIM European Fund (Cplt., ¶ 21); but there is not a single allegation in the Complaint about the relationship between the fees charged to that Fund (*i.e.* AIM European Fund) and the services provided to that Fund (*i.e.* AIM European Fund). The same is true as to the claims of the other plaintiffs. Plaintiffs state no facts about the services provided to any of the particular funds in which any of them own shares.

B. Each plaintiff can sue under Section 36(b) only on behalf of the particular fund in which he/she owns shares.

The language of § 36(b) itself provides that § 36(b) creates an action by a shareholder only on behalf of a fund in which he/she is a shareholder — not on behalf of a class of investors — and only as to payments made by that particular fund. Thus, §36(b) states that "[a]n action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company," not any other fund (emphasis supplied). The cases also make this clear. See, e.g., Green v. Nuveen Advisory Corp., 186 F.R.D. 486, 493 (N.D. Ill. 1999) ("plaintiffs do not have standing to bring a § 36(b) claim on behalf of investment companies other than the Funds in which they are security holders ...").

As the Supreme Court explained in Daily Income Fund, 464 U.S. at 535, the right to the recovery of a fee is a "corporate right" of the fund, not a shareholder individually. Congress carefully considered several proposals and comments before it enacted § 36(b), and intentionally limited its provisions and scope. Id. at 537-39. Thus, the carefully-crafted language of § 36(b) limits the persons who may sue under that provision. 464 U.S. at 535 n.11.

C. **Only "the recipient" of compensation or payments can be liable under Section 36(b).**

Section 36(b)(3) expressly limits the persons who can be held liable under § 36(b) to "the recipient" of the allegedly improper compensation or payments.

> No such action shall be brought or maintained against any person other than the recipient of such compensation or payments, and no damages or other relief shall be granted against any person other than the recipient of such compensation or payments. (emphasis supplied).

See, e.g., Green v. Fund Asset Mgmt., L.P., 286 F. 3d 682, 685 (3d Cir.), cert. den., 537 U.S. 884 (2002) ("under § 36(b), a shareholder may only sue the recipient of the fees"). As aptly explained in Halligan v. Standard & Poor's/Intercapital, Inc., 434 F.Supp. 1082, 1085 (E.D.N.Y. 1977):

> In designing § 36(b) to combat excessive fees for investment advisers, Congress allowed shareholders of investment companies to track down those who received the excessive fees and to sue them to recover the excess . . . The section must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments." (emphasis supplied).

Accord Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *43-44; Levy v. Alliance Capital Mgmt, 1998 U.S. Dist. LEXIS 16749 at *8-9 (S.D.N.Y. Oct. 26, 1998); Cohen v. Fund Asset Mgmt., [1981-82 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 98,433 at 92,570 (S.D.N.Y. 1980); Untermeyer v. Dreyfus Liquid Assets, [1976-77 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 95,858 at 91,117-18 (S.D.N.Y. 1977).

The rationale for this limitation was explained in Krinsk v. Fund Asset Mgmt. Inc., [1986-87 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 92,730 at 93,548 (S.D.N.Y. 1986): "[t]hese highly restrictive limitations on actions under § 36(b) evidence an intent by Congress to protect investment advisors and their affiliates from open-ended litigation and nuisance suits."

Count III (Cplt. ¶ 144) seeks relief as to compensation that was not even paid to any of the defendants, but rather to others (e.g. brokers). The defendants (i.e. the Investment Adviser Defendants, the Fund Directors and the Distributor Defendants) were not the "recipients" of the brokerage commissions challenged by plaintiffs. Rather, as the Complaint acknowledges, those payments were made to brokers (Cplt. ¶¶ 3, 7, 62, 70, 72, 73, 74, 84, 85, 86, 91, 107).[14]

POINT IV --
Counts VI-IX, the State Law Claims, Must Be Dismissed
<u>Under Principles of Preemption and Supplemental Jurisdiction</u>

The state law claims should also be dismissed.

A. <u>The state law claims are preempted by SLUSA.</u>

SLUSA, 15 U.S.C. § 77p and § 78bb(f), preempts plaintiffs' state law claims (Counts VI-IX).[15]

SLUSA, with the broad application intended by Congress, requires dismissal of state law claims when "(1) the suit is a 'covered class action,' (2) the plaintiffs' claims are based on state law, (3) one or more 'covered securities' has been purchased or sold, and (4) the defendant

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[14] Plaintiff's Complaint refers to the fees paid to trustees (see ¶141), but does not appear to be seeking recovery of those trustee fees under § 36(b) (cf. ¶144). Section 36(b) does not authorize the recovery of compensation paid to fund trustees for their service on fund boards on the theory that the trustees failed to properly manage the funds by permitting the payment of contested fees, commissions, etc. <u>Green</u> v. <u>Fund Asset Mgmt., L.P.</u>, 147 F.Supp.2d 318, 329-30 (D.N.J. 2001), <u>aff'd</u>, 286 F.3d 682 (3d Cir.), <u>cert. den.</u>, 537 U.S. 884 (2002):

> Plaintiffs do not allege that the advisors have tried to evade liability under Section 36(b) by arranging for advisory fees to be paid to the officers instead of the advisors; plaintiffs simply allege that the officers must have received advisory compensation or payments of a material nature because they were paid salaries by the advisors. As a matter of law, this is insufficient to make the officers recipients of compensation or payments so as to subject them to liability under section 36(b).

<u>Accord</u> <u>Benak</u> v. <u>Alliance Capital Mgmt., L.P.</u>, 2004 U.S. Dist. LEXIS 12231, at *21-22 (D.N.J. Feb. 9. 2004); <u>Tarlov</u> v. <u>Paine Webber Cashfund</u>, 559 F.Supp. 429, 441 (D.Conn. 1983). In other words, § 36(b) addresses and covers the fees for investment advisory services, not trustees' fees. <u>Green</u>, 286 F.3d at 685 ("§ 36(b) was intended to provide a very specific narrow remedy . . ."). <u>Accord</u> <u>Migdal</u>, 248 F.3d at 328-29.

[15] Counts VI through IX fail as a matter of law because those claims are derivative in nature and plaintiffs have failed to satisfy the "demand rule". See Point II above. However, if the Court rules otherwise, SLUSA nevertheless bars those state law claims.

misrepresented or omitted a material fact [or used or employed any manipulative or deceptive device or contrivance] 'in connection with the purchase or sale of such security." G.F. Thomas Investments, L.P. v. Cleco Corp., 317 F.Supp.2d 673, 679 (W.D.La. 2004), aff'd (w/out opinion), 123 Fed. Appx. 155 (2005) (unpublished); In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig., 320 F.Supp.2d 352, 354 (D.Md. 2004).[16]

This action meets all of the criteria for SLUSA pre-emption. This action is a "covered class action" since it involves more than 50 shareholders (15 U.S.C. §78bb(f)(5)(B)); and a "covered security" (i.e. shares of a mutual fund) is involved in the claims. In re Alger, etc., 320 F. Supp. 2d at 354. Further, defendants are alleged to have omitted or misrepresented material facts "in connection with" the purchases of covered securities; i.e. as part of the class members' participation in the AIM Funds as shareholders; and plaintiffs seek to represent a class including purchasers and sellers (i.e. redeemers) of mutual fund shares (Cplt., ¶ 117). Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *53-57.[17]

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[16] The Fifth Circuit in Miller v. Nationwide Life Ins. Co., 391 F.3d 698, 702 (5th Cir. 2004), made clear that SLUSA applies "if the complaint alleges ... an untrue statement of omission," regardless of the cause of action label used by the plaintiff, stating (at p.702):

> [Plaintiff] Miller, however, contends that 15 U.S.C. § 77p(b)(1) does not mandate dismissal of his state law claim because, regardless of the specific allegations it contains, he has styled it a claim for "breach of contract". We do not agree. The interpretation of SLUSA that Miller proposes would circumvent both the plain meaning of the statutory text and Congress' clearly expressed purpose in enacting it. SLUSA prevents a securities class action from proceeding on the basis of state law if the complaint "alleges ... an untrue statement or omission." 15 U.S.C. § 770(b)(1). The issue of preemption thus hinges on the content of the allegations – not on the label affixed to the cause of action.

See also Rowinski v. Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005); Dudek v. Prudential Secs., Inc., 295 F.3d 875, 879 (8th Cir. 2002); Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002) (the test is whether "the defendant is alleged to have misrepresented or omitted a material fact"); Dacey v. Morgan Stanley Dean Witter & Co., 263 F.Supp.2d 706, 710 (S.D.N.Y. 2003).

[17] Here, some "holders" of fund shares also were purchasers since they acquired further shares under the funds' dividend re-investment programs. Deutschman v. Beneficial Corp., 761 F.Supp. 1080, 1087 (D. Del. 1991) (such acquisitions are "purchases" under the securities laws); In re Alger, etc., 320 F.Supp.2d at 354 n.3 (same).

Under these circumstances, SLUSA preempts the state law claims, and requires that they be dismissed. Kircher v. Putnam Funds Trust, 403 F.3d 478, 484 (7th Cir. 2005); Rowinski, 398 F.3d at 300 (action dismissed where claims asserted on behalf of both holders and purchasers or sellers were "squarely preempted under SLUSA"); Prof'l Mgmt. Assocs. Employees' Profit Sharing Plan v. KPMG LLP, 335 F.3d 800, 802-03 (8th Cir. 2003), cert. den., 540 U.S. 1162 (2004) (action brought on behalf of a class including persons who "bought and held" shares fell "squarely within SLUSA's parameters"); Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 47 (2d Cir. 2005) ("when the class definition includes persons with SLUSA-preempted claims and does not permit the court to distinguish any non-preempted subclass, SLUSA requires that the claim be dismissed"); Eaton Vance, 2005 U.S. Dist. LEXIS 15731 at *55-56 (failure of complaint "to distinguish between members [of putative class] whose claims are preempted under SLUSA and those whose claims are not preempted" requires dismissal of entire claim); In re Alger, etc., 320 F.Supp.2d at 354 ("the allegations made in [plaintiffs'] complaints ... are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods," bringing these actions "under SLUSA").[18]

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[18] The state-law claims have been held to be barred by SLUSA, even though the elements of such claims differed from the elements of the federal claims. Miller, 391 F.3d at 702 ("SLUSA was designed to ensure that all causes of action involving allegations of misrepresentation or omission in connection with covered securities would be subject to the requirements of the Private Securities Litigation Reform Act of 1995"). See Prager v. Knight/Trimark Group, Inc., 124 F.Supp.2d 230, 235 (D.N.J. 2000) (breach of fiduciary duty, unjust enrichment); Rowinski, 398 F.3d 296 and at 303 (unjust enrichment); Prof'l Mgmt Assocs. Employees' Profit Sharing Plan, 335 F.3d at 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty). At bar, SLUSA's foreclosure of those claims is especially appropriate since they incorporate the express allegations in the federal claims, including the alleged omissions (see, e.g., Cplt. ¶¶ 125, 159, 164, 169 and 177). In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F.Supp.2d 511, 638-39 (S.D.Tex. 2003) ("[when] state law claims, such as breach of contract, breach of fiduciary duty, conversion or negligence ... become part of a larger deception," the "allegations are sufficient to trigger SLUSA").

B. The Court should, in any event, decline to exercise supplemental jurisdiction over the state law claims.

In any event, if the federal claims are dismissed, the Court should decline to exercise supplemental jurisdiction over the state law claims. See 28 U.S.C. § 1367(c)(3); Engstrom v. First Nat'l Bank of Eagle Lake, 47 F.3d 1459, 1465 (5th Cir.), cert. den., 516 U.S. 818 (1995); Parker & Parsley Petroleum Co. v. Dresser Industries, 972 F.2d 580, 585 (5th Cir. 1992) ("Our general rule is to dismiss state claims when the federal claims to which they are pendent are dismissed"); Summit Properties, Inc. v. Hoechst-Celanese Corp., 125 F.Supp.2d 205, 208 (S.D.Tex. 1999).

POINT V --
In Any And All Events, Plaintiffs Lack Standing To Sue On Behalf Of Any Funds In Which They Do Not Own Shares

If, contrary to our arguments in Points I – IV, any part of this case survives, then, in any event, Plaintiffs have standing to sue only on behalf of those funds in which they owned shares at the time of the alleged wrongdoing and at present. This means they can sue, at most, only on behalf of 8 of the 94 funds on whose behalf they purport to sue. Kaufman v. Dreyfus Fund, 434 F.2d 727, 734-37 (3rd Cir. 1970), cert. den., 401 U.S. 974 (1971); Lewis v. Anderson, 477 A.2d 1040, 1049 (Del. 1984); Kramer v. Western Pac. Indus., Inc., 546 A.2d 348, 354 (Del. 1988); Williams v. Bank One Corp., 2003 WL 22964376 at *1 (N.D.Ill. Dec. 15, 2003).

As the Court of Appeals explained in Kauffman, 434 F.2d at 736, in dismissing an action under the ICA by a plaintiff who sought to sue on behalf of mutual funds in which he did not own shares:

> [Plaintiff] has not complied with . . . [the] unambiguous requirement — amounting to a legal principle — that one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf.

The Court of Appeals there further explained (at 735-36):

> The timber of sound reason forms the conceptual underpinning of the rule requiring stock ownership in a corporation as the prerequisite for bringing a derivative action in its behalf. Only by virtue of the shareholder's interest, which has been described as "a proprietary interest in the corporate enterprise which is subject to injury through breaches of trust or duty on the part of the directors", does equity permit him "to step into the corporation shoes and seek in its right the restitution he could not demand in his own." Standing is justified only by this proprietary interest created by the stockholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of' the corporation which is the real party in interest. Without this relationship, there can be no standing, "no right in himself to prosecute this suit" [citations and footnotes omitted]. (emphasis supplied).

Similarly, in Williams, 2003 WL 22964376 at *1, the Court rejected an effort by a shareholder in two series of mutual funds in a business trust to sue derivatively on behalf of all funds in the business trust, stating:

> What controls ... is the total separateness of the beneficial interest in the funds, with Williams being a shareholder in only two of them.... [A]s for the other One Group Funds, any notion of Williams being able to bootstrap upstream to the business trust [which issued all of the fund series] and thence downstream to the other separate funds clearly has nothing at all to commend it.

As these cases also explain, Article III of the Constitution prohibits a plaintiff from suing derivatively on behalf of funds in which he is not a shareholder. Gollust v. Mendell, 501 U.S. 115, 125-26 (1991):

> Although "Congress may grant an express right of action to persons who otherwise would he barred by prudential standing rules," ... "Art. III's requirement remains: the plaintiff still must allege a distinct and palpable injury to himself." ... Moreover, the plaintiff must maintain a 'personal stake' in the outcome of the litigation throughout its course." (emphasis supplied) (citations omitted).[19]

[19] Plaintiffs here lack any financial stake in the outcome of an action by a fund in which a particular plaintiff does not hold an interest. A recovery in such an action would not benefit that plaintiff, but rather that other fund. Such a recovery might increase the assets (and hence the NAV per share) of that fund; but, it would have no effect on the assets or NAV per share of any other fund, such as the funds in which the plaintiff does own shares.

Accord Kauffman, 434 F.2d at 736.

Plaintiffs' lack of standing is not cured by their denominating their case a "class action" or contending that the other funds in the AIM/INVESCO complex suffered the same kind of injury as the funds in which plaintiffs own shares. In Kauffman, 434 F.2d at 735-37, the Court of Appeals dismissed the same kind of argument (made there as a supposed basis for a "class derivative action"), explaining:

> The fatal defect in this "champion of the industry" approach is that it seeks to equate a corporation's primary right of action with a shareholder's secondary right to bring a derivative action.
>
> * * *
>
> But the fund is not the plaintiff in the case at bar, and the only right the individual derivative plaintiff possesses is a secondary one — a right which not only defines his standing to sue but also limits the extent of the possible recovery, i.e., the damage sustained by the corporation in which he is a shareholder.
>
> * * *
>
> There may be injuries to the other corporations, but because appellee does not possess the stockholder relationship to them and the proprietary interest which accompanies this relationship, he may not qualify as their representative in a class action.

CONCLUSION

The Consolidated Amended Complaint should be dismissed, with prejudice.

Dated: August 8, 2005

Respectfully submitted,

POLLACK & KAMINSKY

by: S/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Martin I. Kaminsky, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: S/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: S/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: S/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

CERTIFICATE OF SERVICE

The undersigned hereby certifies that on this 8th day of August, 2005, a true and correct copy of the foregoing Defendants' Joint Motion to Dismiss and Memorandum of Law was served via electronic mail on the attorneys listed below:

Michael R. Reese, Esq.
MILBERG WEISS BERSHAD
& SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212)868-1229
mreese@milbergweiss.com

Stephen D. Susman, Esq.
Carolyn Courville, Esq.
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, Texas 77002
Telephone: (713) 651-9366
Facsimile: (713)654-6666
SSusman@SusmanGodfrey.com
ccourville@SusmanGodfrey.com

Robert S. Gans, Esq.
Jerald D. Bien-Willner, Esq.
BERNSTEIN LITOWITZ BERGER
& GROSSMANN LLP
12544 High Bluff Drive, Suite 150
San Diego, California 92130
Telephone: (858) 793-0070
Facsimile: (858) 793-0323
Robert@blbglaw.com
JerryB@blbglaw.com

ATTORNEYS FOR PLAINTIFFS

By: /S/
Charles S. Kelley

24559378

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated,	:	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	:	Judge Keith P. Ellison
vs.	:	
A I M MANAGEMENT GROUP, INC., et al.,	:	
Defendants.	:	

ORDER GRANTING DEFENDANTS' JOINT MOTION TO DISMISS

The Court, having considered Defendants' Joint Motion to Dismiss (the "Motion"), together with response of Plaintiffs and argument of counsel, if any, is of the opinion that the Motion should be GRANTED in all respects, it is therefore

ORDERED that the Consolidated Amended Complaint, together with all claims asserted therein, is hereby DISMISSED in its entirety WITH PREJUDICE.

SO ORDERED on this ___ day of ___________, 2005.

HON. KEITH ELLISON
UNITED STATES DISTRICT COURT JUDGE